SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Rudy Ru

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: United States

                        7.     Sole Voting Power: 1,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  1,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.01%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

         Chief China Resources Ltd.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  00 - - Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Samoa

                        7.     Sole Voting Power: 300,902
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 300,902
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          300,902

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  3.6%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        Ling Bai

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  63,275
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  63,275
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          63,275

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.8%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Chang Hui Ma

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  23,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  23,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          23,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.28%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Yan Tao Zhao

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  20,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  20,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          20,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.24%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wei Ming Wang

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  15,600
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,600
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          15,600

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.2%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wing Hung Siu

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  26,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  26,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.32%

14.     Type of Reporting Person:  IN

Item 1.          SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp. ("the Issuer).  The principal executive offices of the Issuer are located at 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2.          IDENTITY AND BACKGROUND.

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Rudy Ru ("Ru"), Chief China Resources Ltd. ("Chief China"), Ling Bai ("Bai"), Chang Hui Ma ("Ma"), Yan Tao Zhao ("Zhao"), Wei Ming Wang ("Wang") and Wing Hung Siu ("Siu" and, together with Ru, Chief China, Bai, Ma, Zhao and Wang, the "Reporting Persons").  Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following person (the "Controlling Person"):  Ken Wang ("K. Wang").  The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

     (b)-(c)

     Reporting Persons.

Ru

     Ru's business address is #49 Lover's Middle Row, Ji Da, Zhuhai, China and his present principal occupation or employment at such address is owning and managing the Roman Seaside Restaurant, the principal business of which is being a restaurant. The principal business address of Roman Seaside Restaurant, which also serves as its principal office, is #49 Lover's Middle Row, Ji Da, Zhuhai, China.

Chief China

     Chief China is a limited partnership organized under the laws of Samoa, the principal business of which is investments.  Ken Wang is the general partner of Chief China.  The principal business address of Chief China, which also serves as its principal office, is 18 Chaoyangmenwai Street, Suite B710, Full Link Plaza, Beijing, China 100020.

Bai

     Bai's residence address is Room 1602 Fu Jing Da Sha Xi Zhuo, Fu Jong Road, Fu Tain Qu, Sheng Zhen, China. Bai's present principal occupation or employment at such address is serving as a distributor of NHT Global Hong Kong's products. NHT Global Hong Kong ("NHT Global") is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.
Ma

     Ma's residence address is No. 401, Sunfang Yuan 3-1-401, Shangdi Xi Li, Haidian, Beijing, China 100085. Ma's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Zhao

     Zhao's residence address is Unit 1004, Building 27, Yuehai International Garden, 101 Gongbei Guofang Road, Zhuhai City, Guangdong Province, China. Zhao's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Wang

     Wang's residence address is Room 1602 Fu Jing Da Sha Xi Zhuo, Fu Jong Road, Fu Tain Qu, Sheng Zhen, China. Wang's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Siu

     Siu's business address is Room 804, 8th Floor Prosperity Centre, 982 Canton Road, Kowloon, Hong Kong. Sui's present principal occupation or employment at such address is serving as the general manager of Hong Kong Victory Logistics Company Limited, the principal business of which is logistics. The principal address of Hong Kong Victory Logistics Company, which also serves as its principal office, is Room 804, 8th Floor Prosperity Centre, 982 Canton Road, Kowloon, Hong Kong.

     Controlling Person

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Person is set forth below.

     The principal occupation of K. Wang is serving as a partner of Allstar Capital, Inc., the principal business of which is consulting.  The principal business address of K. Wang, which also serves as his principal office, is Room 12B2, Hanwei Building, Guanghua Road, Beijing, China 100004.

     (d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     Ru is a citizen of the United States of America. Bai, Ma, Zhao, Wang and Siu are all Chinese citizens; and K. Wang is a Canadian citizen.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
Ru	Personal Funds	$ 2,210.00
Chief China	Partnership Contributions	$767,489.00
Bai	Personal Funds	$544,630.46
Ma	Personal Funds	$ 37,311.28
Zhao	Personal Funds	$ 47,195.00
Wang	Personal Funds	$ 37,492.00
Siu	Personal Funds	$ 61,579.80

Item 4.          PURPOSE OF TRANSACTION

     The Reporting Persons represent approximately 5.5% of the Issuer's outstanding Common Stock and, as distributors of the Company's products, account for the substantial majority of the Issuer's sales volume in the Hong Kong area.

     The Reporting Persons no longer have trust or confidence in two of the Company's current board members, specifically Mr. Colin J. O'Brien and Mr. Terrence M. Morris. Accordingly, on February 12, 2007, the following letter was sent on behalf of the Reporting Persons to each member of the Issuer's Board of Directors:

February 12, 2007
Natural Health Trends Corp. Board of Directors
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

Ladies and Gentlemen:

We are writing to you on behalf of our client, Rudy Ru. Mr. Ru and a number of Chinese stockholders and distributors (such stockholders and distributors are hereinafter collectively referred to as the "Chinese Stockholders") collectively own approximately 5.5% of the Company and account for the substantial majority of the Company's Hong Kong-based sales volume.

Mr. Ru and the Chinese Stockholders no longer have trust or confidence in two of the Company's current board members, specifically, Mr. Colin J. O'Brien and Mr. Terrence M. Morris. Accordingly, our client has asked us to write to you on his and the Chinese Stockholders' behalf to demand the immediate resignations of Messrs. O'Brien and Morris from the Board of Directors and to inform you that, if such resignations do not occur immediately, our client believes that the Company's key distributors in the greater Chinese area will take their business elsewhere. Our client has also asked us to inform you that (i) he and the Chinese Stockholders would like to recommend two replacement board members to fill the board seats vacated by Messrs. O'Brien and Morris and (ii) certain of the Chinese Stockholders may be willing to invest additional capital directly into the Company, but will not consider doing so unless Messrs. O'Brien and Morris resign.

Although Mr. Ru and the Chinese Stockholders hope that Messrs. O'Brien and Morris can be persuaded to leave the Company voluntarily, they are prepared to explore all alternatives available to them to remove Messrs. O'Brien and Morris from the board. Mr. Ru and the Chinese Stockholders anticipate filing their Schedule 13D with the Securities and Exchange Commission, thereby making their demands public, on or about February 14, 2007. Our client also informs us that he and the Chinese Stockholders intend to issue a press release outlining their concerns and demands that same day.

Our client believes that Messrs. O'Brien and Morris should resign for the following reasons:

    Our client and the Chinese Stockholders believe that Messrs. O'Brien and Morris were the main force behind the decision to recruit and hire a new chief executive officer (the "CEO") who has no industry experience. This ill-conceived hiring occurred during a time when the Company desperately needed a chief executive officer with significant industry expertise and a proven track record in order to turn the Company's business around. Instead, the new CEO must now be trained on the job, which will result in a continuous drain of the Company's time and resources. Our client is of the view that the Company has lost credibility with its world-wide distributors as a result of this hire.

    Our client believes that Messrs. O'Brien and Morris are attempting to micro-manage the Company's business, causing delays in critical initiatives and inflicting damage on the Company's business. In the process, employees and distributors have been alienated. Morale among employees and distributors has collapsed. Sales and stock price have plummeted.

    The new CEO, supported by Messrs. O'Brien and Morris, recently hired, for a significant compensation package, a chief operating officer that also has no industry experience. Our client is of the view that the substantial sums of money expended by the Company in connection with the new chief operating officer's employment package (including, without limitation, his hefty severance and relocation benefits and the guarantee by the Company of his home equity value in a declining housing market) would be better invested in the markets in which the Company does business, especially Greater China.

    At a time when the Company's cash reserves are dwindling, our client believes that Messrs. O'Brien and Morris are not acting in the best interest of the Company or its stockholders by staying in luxury hotels and flying first class.

In addition, our client demands that the Board take the following actions:

(i) Cause the Company to implement the necessary measures to protect the Company's investment in its Chinese and Hong Kong subsidiaries and reduce wasteful spending elsewhere;

(ii) Terminate Gerard (sik) Senke's employment agreement and invest the resultant savings in the greater Chinese market; and

(iii) Until the resignations of Messrs. O'Brien and Morris, refrain from taking any action with respect to (x) arrangements concerning current management or directors (other than the termination of Mr. Senke) or (y) material corporate financing and spending decisions.

Our client would like to emphasize that any action outside the ordinary course of business, and not in furtherance of the foregoing demands, will be viewed as unacceptable. Our client would also like to stress that he believes that the continued board membership of Messrs. O'Brien and Morris puts the Company's major source of revenue - the greater Chinese market - at risk.

Our client, finally, sincerely hopes that you will act in accordance with this letter and in the stockholders' and the Company's best interests, and believes that your fiduciary duties as a director of a Delaware corporation require no less than the actions described in this letter. Should you fail to act promptly to implement these changes, our client and the Chinese Stockholders intend to do everything in their power to hold you personally liable for the consequences.

Very truly yours,
/s/ Robin B. Connor
Robin B. Connor

In addition to the concerns outlined in the above letter, the Reporting Persons are deeply dismayed by the Issuer's failure to timely reach an amicable settlement agreement with Terry L. LaCore and Mark D. Woodburn, the founders of the Issuer. The Reporting Persons believe that the Issuer should have attempted to reach an agreement with Messrs. La Core and Woodburn, thereby allowing them to bring their invaluable industry expertise back to the Issuer at a time when the Issuer badly needed it, much sooner than October 2006.

Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Common Stock in the open market or in private transactions.  Depending on these same factors, the Reporting Persons may sell all or a portion of their Common Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

Ru

Pursuant to Rule 13d-3 of the Act, Ru beneficially owns 1,000 shares of the Common Stock, which constitutes approximately 0.01% of the outstanding shares of the Common Stock.  Ru's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006 (the "Form 10-Q").

Chief China

Pursuant to Rule 13d-3 of the Act, Chief China beneficially owns 300,902 shares of the Common Stock, which constitutes approximately 3.6% of the outstanding shares of the Common Stock.  Chief China's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Bai

Pursuant to Rule 13d-3 of the Act, Bai beneficially owns 63,275 shares of the Common Stock, which constitutes approximately 0.8% of the outstanding shares of the Common Stock.  Bai's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Ma

Pursuant to Rule 13d-3 of the Act, Ma beneficially owns 23,000 shares of the Common Stock, which constitutes approximately 0.28% of the outstanding shares of the Common Stock.  Ma's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Zhao

Pursuant to Rule 13d-3 of the Act, Zhao beneficially owns 20,000 shares of the Common Stock, which constitutes approximately 0.24% of the outstanding shares of the Common Stock.  Zhao's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Wang

Pursuant to Rule 13d-3 of the Act, Wang beneficially owns 15,600 shares of the Common Stock, which constitutes approximately 0.2% of the outstanding shares of the Common Stock.  Wang's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Siu

Pursuant to Rule 13d-3 of the Act, Siu beneficially owns 26,000 shares of the Common Stock, which constitutes approximately 0.32% of the outstanding shares of the Common Stock.  Siu's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 300,902 shares of the Common Stock, which constitutes approximately 3.6% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

Ru

Ru has the sole power to vote or to direct the vote of 1,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,000 shares of the Common Stock.

Chief China

Chief China has the sole power to vote or to direct the vote of 300,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 300,902 shares of the Common Stock.

Bai

Bai has the sole power to vote or to direct the vote of 63,275 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 63,275 shares of the Common Stock.

Ma

Ma has the sole power to vote or to direct the vote of 23,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 23,000 shares of the Common Stock.

Zhao

Zhao has the sole power to vote or to direct the vote of 20,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 20,000 shares of the Common Stock.

Wang

Wang has the sole power to vote or to direct the vote of 15,600 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 15,600 shares of the Common Stock.

Siu

Siu has the sole power to vote or to direct the vote of 26,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 26,000 shares of the Common Stock.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang has the sole power to vote or to direct the vote of 300,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 300,902 shares of the Common Stock.

(c)     During the past 60 days, each of the Reporting Persons named below have purchased and/or sold shares of the Common Stock in transactions executed on the NASDAQ National Market as follows:

REPORTING PERSON	DATE SOLD	NO. OF SHARES PURCHASED (P) OR SOLD (S)	PRICE PER SHARE
Chief China	12/22/06	400 (P)	$1.43
Chief China	12/26/06	2,000 (P)	$1.40
Ma	12/27/06	8,000 (P)	$1.56
Chief China	12/29/06	2,000 (P)	$1.46
Ma	01/09/07	4,100 (P)	$1.60
Ma	01/09/07	2,900 (P)	$1.60
Ma	01/09/07	8,000 (P)	$1.71
Chief China	01/12/07	7,500 (S)	$2.83
Chief China	01/25/07	3,500 (S)	$2.75
Siu	01/30/07	3,000 (P)	$2.41
Siu	01/30/07	5,000 (P)	$2.39
Siu	01/30/07	3,000 (P)	$2.37
Zhao	01/30/07	10,000 (P)	$2.28
Zhao	01/31/07	10,000 (P)	$2.44
Siu	01/31/07	10,000 (P)	$2.37
Siu	01/31/07	5,000 (P)	$2.32
Wang	01/31/07	10,000 (P)	$2.50
Ru	02/06/07	1,000 (P)	$2.21
Chief China	02/07/07	32,500 (P)	$2.23
Chief China	02/07/07	2,500 (P)	$2.25
Chief China	02/08/07	6,000 (P)	$2.22
Wang	02/08/07	5,600 (P)	$2.24

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Item 2 Persons.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 14, 2007

 /s/ Rudy Ru
RUDY RU

/s/ Rudy Ru
Rudy Ru, Attorney in fact for:

CHIEF CHINA RESOURCES LTD.(1)
LING BAI (1)
YAN TAO ZHAO (1)
CHANG HUI MA (1)
WEI MING WANG (1)
WING HUNG SIU (1)

(1) A Power of Attorney authorizing Rudy Ru, et. al., to act on behalf of each of Chief China Resources Ltd., Ling Bai, Yan Tao Zhao, Chang Hui Ma, Wei Ming Wang and Wing Hung Siu is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit          Description

99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (filed herewith).